

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

August 16, 2010

Kenneth S. Barton
Chief Executive Officer
I-Web Media, Inc.
2629 Regent Road
Carlsbad, California 92010

> **Re: I-Web Media, Inc.**
> **Amendment No. 2 to Form 10-12G**
> **Filed August 12, 2010**
> **File No. 000-54012**

Dear Mr. Barton:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile: (858) 459-1103</u>
Daniel C. Masters, Esq.